12010128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-01523

ANNUAL AUDITED REPORT

SEC Mail Processing Section FEB 28 2012 Washington, DC 123

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

FIRST SOUTHWEST COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons (214) 953 – 4000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

2323 Victory Ave, Suite 2000 (Address) Dallas (City) Texas (State) 75219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Southwest Company, as of and for the year ended December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DANA S. JUERGENSEN
My Commission Expires
September 21, 2015

[signature]
Signature

Chief Financial Officer, SVP
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

First Southwest Company
Year Ended December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Ernst & Young LLP

ERNST & YOUNG

First Southwest Company

Statement of Financial Condition

Year Ended December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
First Southwest Company

We have audited the accompanying statement of financial condition of First Southwest Company (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Southwest Company at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

First Southwest Company

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 2,724,926
Receivable from brokers, dealers, and clearing organizations	203,749,248
Receivable from customers, net	227,766,773
Marketable securities	56,167,370
Securities purchased under agreements to resell	805,169
Furniture, equipment, and leaseholds, net	6,780,456
Intangible assets, net	9,326,715
Investment banking receivables and deferred costs, net	4,391,901
Other assets	9,968,157
Total assets	$ 521,680,715
Liabilities and stockholder's equity	
Drafts payable	$ 10,229,473
Short-term bank loans	81,300,000
Securities sold under agreements to repurchase	47,579,610
Payable to brokers, dealers, and clearing organizations	186,482,631
Payable to customers	68,777,734
Securities sold, not yet purchased	4,591,808
Deferred tax liability, net	1,527,013
Accrued compensation	21,049,528
Goodwill	8,795,635
Payable to affiliates	6,474,634
Other liabilities and deferred credits	5,189,564
Total liabilities	441,997,630
Commitments and contingencies *(see Note 14)*	
Stockholder's equity:	
Common stock, $.01 par value – Authorized, issued, and outstanding, 500 shares	5
Additional paid-in capital	27,826,529
Retained earnings	51,856,551
Total stockholder's equity	79,683,085
Total liabilities and stockholder's equity	$ 521,680,715

See accompanying notes.

1. Organization and Nature of Business

First Southwest Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges, the Securities Investor Protection Corporation, and the Financial Industry Regulatory Authority.

The Company is a wholly owned subsidiary of First Southwest Holdings, LLC (Holdings), which is a wholly owned subsidiary of PlainsCapital Bank, which is a wholly owned subsidiary of PlainsCapital Corporation (Plains). The Company is a diversified investment banking firm and provides public finance advisory services, capital markets activities, correspondent clearing services, and corporate finance advisory services.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

All principal securities transactions are accounted for on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

Marketable securities are held to facilitate principal transactions with customers and are carried at fair value.

Investment Banking and Advisory Service Receivables

The Company provides for estimated losses on receivables based on management's evaluation of specific credit risks and historical experience related to such activity. At December 31, 2011, the Company had recorded an allowance of $326,033.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount. The fair value of the underlying securities are monitored daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral may be requested or excess collateral returned, as appropriate.

Furniture, Equipment, and Leaseholds

Furniture, equipment, and leaseholds are carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using a straight-line method over the estimated useful life of the asset ranging from 3 to 7 years. Leaseholds are amortized on a straight-line basis over the life of the related lease, or the estimated useful life if shorter, ranging from 1 to 11 years. As of December 31, 2011, the Company had accumulated depreciation and amortization of $15,184,493.

Intangible Assets and Goodwill

Goodwill represents the excess of the fair value of the net assets of the Company over the cost to acquire the Company. The Company was acquired by Plains on December 31, 2008. The acquisition was recorded at estimated fair value on the acquisition date, and the purchase price has been reflected in the financial statements. The purchase price allocation resulted in net assets acquired in excess of consideration paid, a difference that will remain in the Company's statement of financial condition until a contingency related to the fair value of certain auction rate bonds acquired is settled. (See Note 8)

2. Significant Accounting Policies (continued)

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company's intangible assets relate to customer relationships, internally developed software, trademarks, and non-compete agreements with key employees. Intangible assets are amortized over their estimated useful lives, either on a straight-line or an accelerated basis. Intangible assets are evaluated for impairment on an annual basis or as indicators of impairment arise.

Loans Collateralized by Securities and Allowance for Losses

The Company clears securities transactions for its customers and for various correspondent broker-dealers on a fully disclosed basis. The Company extends margin credit to customers and correspondents subject to various regulatory and internal margin requirements. Such loans are collateralized by cash and securities in the client's account. Such margin related transactions may expose the Company to credit risk in the event assets are not sufficient to cover losses the customer or correspondent may incur. The Company provides for estimated losses on margin loans, based on management's evaluation of known and inherent risks in such loans, including nature of collateral, market conditions, economic outlook and other factors. At December 31, 2011, the Company's allowance was $1,060,446.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are

2. Significant Accounting Policies (continued)

recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other assets in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Subsequent Events

The Company has evaluated events and transactions occurring through February 24, 2012, the date the statement of financial condition was issued, for potential recognition or disclosure in the statement of financial condition.

3. Cash and Securities Segregated for Regulatory Purposes

At December 31, 2011, the Company was not required to segregate cash and securities in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Act). Also at December 31, 2011, the Company was not required to segregate cash or securities in a special reserve account for the benefit of proprietary accounts of introducing brokers under the Proprietary Accounts of Introducing Broker-Dealers (PAIB) rule.

4. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2011, including the following:

Receivable from:	
Securities borrowed	$ 94,043,878
Correspondents	92,059,455
Securities failed to deliver	11,476,319
Clearing organizations	6,140,164
Due from dealers	29,432
	$ 203,749,248
Payable to:	
Securities loaned	$ 120,657,318
Correspondents	56,645,294
Securities failed to receive	8,114,269
Clearing organizations	1,065,750
	$ 186,482,631

5. Receivable from and Payable to Customers

The amounts receivable from and payable to customers represent balances resulting from normal cash and margin transactions. Securities owned by customers and held as collateral for receivables from customers and securities sold short by customers are not reflected in the Company's statement of financial condition. The Company pays interest at rates that fluctuate with market rates (.05% at December 31, 2011) on customer funds held for reinvestment. Included in payable to customers at December 31, 2011, is $53,880,987 of funds held for reinvestment.

6. Marketable Securities

Marketable securities owned and securities sold, not yet purchased, at December 31, 2011, which are carried at fair value, include the following:

	Owned	Sold, Not Yet Purchased
Municipal bond obligations	$ 51,522,260	$ 48,808
U.S. government and government agency obligations	4,645,110	4,543,000
	$ 56,167,370	$ 4,591,808

7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Fair value measurements exclude transaction costs and are not the result of forced transactions.

Accounting principles utilize a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below.

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs – Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from or corroborated by market data, among others.

Level 3 inputs – Unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

7. Fair Value Measurements (continued)

At December 31, 2011, the Company's marketable securities are reported at fair value of $56,167,370 and securities sold, not yet purchased, are reported at fair value of $4,591,808 using Level 2 inputs. There were no transfers between Level 1, Level 2 and Level 3 during the year. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

The carrying amount of short term bank loans approximates fair value.

8. Intangible Assets and Goodwill

The acquisition of the Company on December 31, 2008, by Plains was recorded at estimated fair value on the acquisition date and the purchase price has been pushed down and recorded in the Company's statement of financial condition. The largest component of intangible assets is customer relationships, which are amortized over 15 years on an accelerated basis and represents $8,476,000 of the unamortized balance. Other intangible assets include trademarks, non-compete agreements, and internally developed software, which are amortized on a straight-line basis over periods ranging from 3 to 10 years. As of December 31, 2011, the Company had accumulated amortization of $4,644,285.

Future amortization for the fiscal years ended December 31 are as follows:

2012	1,308,429
2013	1,199,428
2014	1,092,428
2015	993,428
2016	891,000
Thereafter	3,842,002
	$ 9,326,715

The purchase price allocation resulted in net assets acquired in excess of consideration paid of $8,795,635. This negative goodwill has been recorded as a contingent liability, until a contingency related to the fair value of certain auction rate bonds acquired is settled. Settlement of the contingent consideration is expected to take place on or about December 31, 2012. Upon resolution of this contingency, the acquisition cost of the Company may increase, resulting in a smaller excess of net assets acquired over consideration paid, or in certain circumstances, an excess of consideration paid over net assets acquired that would result in recording goodwill from the transaction.

9. Short-Term Bank Loans

The Company has noncommitted credit arrangements with commercial banks for broker loan lines up to $140,000,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent accounts, receivables in customers' margin accounts, and underwriting activities. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (ranging from 1.0% to 1.5% at December 31, 2011). At December 31, 2011, the Company had $81,300,000 of short-term bank loans outstanding under these arrangements.

10. Securities Sold Under Agreements to Repurchase

At December 31, 2011, the Company held various domestic repurchase agreements totaling $47,579,610 used to finance reverse repurchase agreements, securities held for correspondent accounts, and customers' margin loans. The repurchase agreements mature on various dates within one year and have a weighted-average interest rate of 0.25%.

11. Income Taxes

The Company files a consolidated federal income tax return with Plains. Federal income taxes of the Company, as calculated on a separate return basis, are payable to Holdings and are included in payable to affiliates in the statement of financial condition.

11. Income Taxes (continued)

Temporary differences that give rise to the deferred tax liability, net at December 31, 2011, are as follows:

Deferred tax assets:	
Compensation and benefits	$ 2,291,685
Allowance for losses	485,268
Other	232,544
Total deferred tax assets	3,009,497
Deferred tax liabilities:	
Intangible assets	(3,264,350)
Depreciation of furniture, equipment, and leaseholds	(1,246,949)
Other	(25,211)
Total deferred tax liabilities	(4,536,510)
Deferred tax liability before valuation allowance for deferred tax assets, net	(1,527,013)
Valuation allowance for deferred tax assets	–
Deferred tax liability, net	$ (1,527,013)

The Company believes it is more likely than not that the deferred tax assets will be realized and, as such, has not recorded a valuation allowance on the deferred tax assets.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2008.

12. Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Act, the Company has elected to determine its net capital requirements using the alternative method. Accordingly, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3. At December 31, 2011, the Company had net capital of $57,101,790; the minimum net capital requirement was $4,751,294; net capital maintained by the Company at December 31, 2011, was 24% of aggregate debits; and net capital in excess of the minimum requirement at December 31, 2011, was $52,350,496.

13. Related Parties

The Company had payables to affiliates of $6,474,634 as of December 31, 2011. The Company may make or receive payments on behalf of affiliates, including Holdings or Plains, principally related to income taxes, financing, and other capital transactions.

Certain officers and directors hold customer accounts with the Company. At December 31, 2011, receivables from and payables to officers and directors are included in amounts receivable from and payable to customers and aggregated $865,343 and $409,130, respectively.

14. Commitments and Contingencies

Lease Commitments

Future minimum rental payments under noncancelable operating leases for office facilities for the fiscal years ended December 31 are as follows:

2012	$	3,048,863
2013		2,975,505
2014		2,697,365
2015		2,189,024
2016		1,988,828
Thereafter		19,778,631
	$	32,678,216

Litigation

In November 2006, the Company received subpoenas from the SEC and the United States Department of Justice (DOJ) in connection with an investigation of possible antitrust and securities law violations, including bid-rigging, in the procurement of guaranteed investment contracts and other investment products for the reinvestment of bond proceeds by municipalities. The investigation is industry-wide and includes approximately 30 or more firms, including some of the largest U.S. investment firms.

14. Commitments and Contingencies (continued)

As a result of these SEC and DOJ investigations into industry-wide practices, the Company was initially named as a co-defendant in cases filed in several different federal courts by various state and local governmental entities suing on behalf of themselves and a purported class of similarly situated governmental entities and a similar set of lawsuits filed by various California local government entities suing on behalf of themselves and a purported class of similarly situated government entities. All claims asserted against the Company in these purported class actions were subsequently dismissed. However, the plaintiffs in these purported class actions have filed amended complaints against other entities, and the Company is identified in these complaints not as a defendant, but as an alleged co-conspirator with the named defendants.

Additionally, as a result of these SEC and DOJ investigations into industry-wide practices, the Company has been named as a defendant in 20 individual lawsuits. These lawsuits have been brought by several California public entities and two New York nonprofit corporations that do not seek to certify a class. The Judicial Panel on Multidistrict Litigation has transferred these cases to the United States District Court, Southern District of New York. The California plaintiffs allege violations of Section 1 of the Sherman Act and the California Cartwright Act. The New York plaintiffs allege violations of Section 1 of the Sherman Act and the New York Donnelly Act. The allegations against the Company are very limited in scope and do not relate to transactions involving any of these plaintiffs. The Company has filed answers in each of the 20 lawsuits denying the allegations and asserting affirmative defenses. The Company intends to defend itself vigorously in these individual actions. The relief sought is unspecified monetary damages.

The Company is a defendant in various other legal matters arising in the normal course of business.

Management believes that the ultimate liability, if any, arising from these matters will not materially affect the Company's statement of financial condition.

15. Stock-Based Compensation

The Company has one open incentive stock option plan, administered by Plains, that provides for the granting of stock options on Plains' common stock to officers and key employees.

15. Stock-Based Compensation (continued)

In August 2009, the shareholders of Plains approved the PlainsCapital Corporation 2009 Long-Term Incentive Plan (the 2009 LTIP) to be effective upon certain corporate events which occurred during 2011. As a result, the 2009 LTIP became effective. The 2009 LTIP allows for the granting of incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards to employees of Plains, its subsidiaries and outside directors of Plains. The 2009 LTIP is expected to provide flexibility to Plains' compensation methods in order to adapt the compensation of key employees and outside directors to a changing business environment. In the aggregate for Plains, 4,000,000 shares of common stock may be delivered pursuant to awards granted under the 2009 LTIP. The 2009 LTIP replaced the stock option plan established in 2007 under which the employees of the Company were eligible to participate. No future awards may be granted under this prior plan.

In addition, the PlainsCapital Corporation 2010 Long-Term Incentive Plan (the 2010 Plan) allows for the granting of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights and other awards to employees of Plains, its subsidiaries and outside directors of Plains. In the aggregate, 1,000,000 shares of common stock may be delivered pursuant to awards granted under the 2010 Plan.

At December 31, 2011, a total of 4,000,000 shares were available for grant under the 2009 LTIP and 248,687 shares were available for awards under the 2010 Plan. Plains typically issues new shares upon exercise of option grants.

The exercise price of options granted under this plan will not be less than 100% of the fair market value of the common stock on the date of grant, unless an option is granted to a person who owns more than 10% of the common stock, in which case the exercise price will not be less than 110% of the fair market value of the common stock subject to the options granted. Options granted expire in no more than 10 years, unless an option is granted to a person who owns more than 10% of the common stock, in which case the options granted expire in no more than five years, or upon the termination of employment unless (i) the optionee retires, after which time he will have three months from the date of his retirement to exercise his options, or (ii) the optionee dies, after which time his legal representatives have the privilege for a period of six months after his death to exercise his options. Any new options granted in the future will vest in two years.

15. Stock-Based Compensation (continued)

Information regarding Plains' stock options held by the Company's employees during 2011 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding, January 1	115,818	$ 6.24
Exercised	(56,508)	4.91
Expiration	–	–
Outstanding, December 31	59,310	$ 7.49
Exercisable, December 31	59,310	$ 7.49

At December 31, 2011, the intrinsic value of options outstanding and exercisable was $259,484.

Plains has granted shares of restricted stock and restricted stock units to a group of officers and key employees of the Company. Information regarding Plains' shares of restricted stock and restricted stock units held by the Company's employees during 2011 is as follows:

	Shares	Grant-Date Fair Value
Non-vested, January 1	128,290	$ 1,466,926
Transfer of employee from affiliate	17,715	207,271
Granted	35,000	394,100
Vested	(19,715)	(223,371)
Non-vested, December 31	161,290	$ 1,844,926

The shares of restricted stock and restricted stock units vest in equal annual installments over periods of five to seven years, with such vesting accelerated in full in the event of a change of control or initial public listing on Plains' common stock.

16. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-statement of financial condition market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the ordinary course of business, the Company's clearing agreements contain certain elements that meet the accounting definition of a guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with a clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company arranges secured financing by pledging Company and unpaid customer securities for bank loans, repurchase agreements, and securities loaned and to satisfy margin deposits of clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

16. Financial Instruments with Off-Statement of Financial Condition Risk (continued)

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions related to such commitments, which were open at year-end and subsequently settled, had no material effect on the Company's financial position.

The Company provides advisory, investment and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. The exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. To reduce the potential for risk concentrations, counterparty credits are monitored in light of changing customer and market conditions. As of December 31, 2011, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

17. Collateral

The Company receives collateral in connection with securities purchased under agreements to resell, securities-borrowed transactions, and margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver to counterparties to cover short positions. At December 31, 2011, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $450,617,920 and the fair value of the collateral that had been sold or repledged was $263,431,778. The Company held securities purchased under agreements to resell totaling $805,169, collateralized by U.S. government agency certificates with a market value of $852,090.